GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

5 August 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc - Interim Results announcement plus announcement regarding the acquisition of the remaining 51% shareholding in Velcon from DESC

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DeRitter p.

pp **David Pavey**
Assistant Company Secretary

Encs.

dlw 8/17

5 August 2004

GKN Agrees in Principle to Acquire the Remaining 51% Shareholding in Velcon from DESC

GKN plc today announces that it has reached agreement in principle by the signature of a Memorandum of Understanding (MOU) with Desc Automotriz, S.A. de C.V. (DESC), a subsidiary of the Mexican conglomerate Desc, S.A. de C.V., for the acquisition of DESC's 51% shareholding in Velcon S.A. de C.V., the Mexican constant velocity joint (CVJ) joint venture. Under the terms of the MOU, GKN will acquire DESC's interests in the joint venture, with an option over adjacent land and buildings, for total cash consideration in the range of £44 million to £47 million, subject to further negotiations on the assets to be acquired.

Ian Griffiths, Managing Director of GKN Driveline, said: "This is another important step in the realisation of the CVJ manufacturing strategy announced in March of this year. Taking full control of Velcon will build on our successful joint venture relationship with DESC and enable us to fully integrate Mexico into our global supply chain."

Further enquiries: GKN Corporate Communications
+ 44 (0)20 7463 2354

ENDS

For Immediate Release **5 August 2004**

GKN plc 2004 Interim Results Announcement

	First half 2004	First half 2003	Change
Total sales	**£2,312m**	£2,332m	(1)%
Results before goodwill amortisation and exceptional items			
Operating profit	**£141m**	£160m	(12)%
Profit before tax	**£116m**	£131m	(11)%
Earnings per share	**11.4p**	12.0p	(5)%
Operating exceptional items	**£(59)m**	-	£(59)m
Operating profit	**£68m**	£142m	(52)%
Profit before tax	**£43m**	£113m	(62)%
Earnings per share	**2.3p**	9.6p	(76)%
Net borrowings	**£877m**	£933m	£56m
Interim dividend per share	**3.9p**	3.8p	2.6%

Results before goodwill amortisation and exceptional items are presented in the above table to show the underlying performance of the Group.

Business highlights

- Solid underlying trading performance
- Result impacted by currency, raw material prices and pension costs
- Strategic restructuring under way
- Continuing strong cash performance. Reduction in mid-year borrowings
- Driveline delivers 9% increase in sales, takes control of TFS in Japan and increases stake in China JV
- Strong performance by OffHighway as US construction and agricultural markets rebound
- Sale of AgustaWestland shareholding for £1.06bn will transform balance sheet strength

Kevin Smith, Chief Executive of GKN plc, commented:

"The first half of 2004 has been very much as we expected. We have forged ahead with GKN's strategic development and have also delivered a creditable set of results in the face of unhelpful currency fluctuations and sharply increased raw material prices.

"Reported sales for the overall Group were broadly level with last year but that includes an adverse impact from currency and lower sales in AgustaWestland. Excluding AgustaWestland and Alvis and stripping out the effect of currency, sales of continuing businesses in the period were 10% higher than the first half of last year, reflecting good organic growth and our focused acquisitions.

"Operating profit before goodwill amortisation and exceptional items of £141 million is £19 million below the first half of last year and reflects £7 million adverse impact of currency translation. Again, excluding AgustaWestland and Alvis and eliminating currency impacts, profit was ahead of last year by 5%.

"On a strategic level we have agreed the sale of our AgustaWestland shareholding for more than £1 billion in cash, we have enlarged our presence in Japan and China, we have taken steps to enlarge our automotive and aerospace technology resources and a global rebalancing of our driveline manufacturing has now commenced."

Results

The financial statements for the period are shown on pages 13 to 23. Within this review, in addition to the statutory measures of earnings, we have included references to profit and earnings before goodwill amortisation and exceptional items since we believe this shows clearly the underlying performance of the Group.

Further, as in 2003, in the segmental analysis we have shown separately the element of pension costs which relates to the deficit in the UK Pension Scheme so that trends in current business activity can be more clearly identified. Most of this additional cost relates to businesses which are no longer part of the Group. More details of post-retirement costs are given later in this report.

Changes in the composition of the Group

On 31 March we announced an offer for the publicly held shares in Tochigi Fuji Sangyo (TFS) and have increased our shareholding to 84%. Because it is a publicly quoted company with a March year end, TFS' results had previously been equity accounted three months in arrears. The result of the change in status means that these accounts include six months as an associate and three months as a subsidiary.

With effect from 1 January 2004 we increased our shareholding in Shanghai GKN Drive Shaft Company (SDS) from 40% to 50%. It continues to be accounted for as a joint venture.

The establishment of the fair value of the net assets acquired is on-going. A provisional assessment indicates that there is no material goodwill arising.

There were no businesses divested in the period. Those announced in June and July referred to later in this report are subject to shareholder and/or regulatory approval and will be included in Group results until completion.

Sales

Sales for the period of £2.31 billion compared with £2.33 billion in the same period last year, a decrease of 1%. The impact of exchange rates on the translation of overseas sales was a reduction of £95 million, most of which reflected weakness in the US Dollar although all major areas of the Group's operations were affected. The increased shareholdings noted above, together with the net effect of 2003 acquisitions and divestments, increased sales by £59 million. On a like for like basis, therefore, sales were marginally ahead of last year, notwithstanding a £59 million reduction in the Group's 50% share of AgustaWestland's first half sales.

Profit

Operating profit before goodwill amortisation and exceptional items of £141 million compared with £160 million in the first half of last year, a reduction of £19 million (12%). The impact of exchange rates on the translation of overseas profits was £7 million negative and pension deficit charges increased by £9 million. The net impact of acquisitions and divestments was £6 million positive. Excluding these factors the profit reduction was £9 million (6%) which is after the net impact of adverse movements in steel prices of around £9 million and transactional currency of approximately £8 million.

Profit before tax, goodwill amortisation and exceptional items was £116 million, £15 million (11%) lower than the first half of last year.

Exceptional charges within operating profit in the period totalled £59 million (first half 2003 – nil) and related to the strategic restructuring measures announced in March. These are proceeding according to plan and the necessary discussions have commenced with parties affected in both North America and Europe. Most of the charge in the period relates to asset impairments (£45 million) in respect of management decisions and actions taken during the period with a further £14 million on redundancy and other related costs. Estimates of the total costs and benefits of the restructuring remain unchanged.

On a statutory basis (which is after charging goodwill amortisation and exceptional items), operating profit decreased by £74 million (52%) to £68 million and profit before tax by £70 million (62%) to £43 million.

Interest

Interest costs in the period were £25 million compared with £29 million in the first half of 2003. The reduction was due to a combination of lower average debt levels and slightly reduced costs of borrowing.

Taxation

The tax charge for the period, including a charge for deferred tax, was £25 million (first half 2003 - £42 million) and included a £6 million credit for tax relief on exceptional items (first half 2003 – nil). Excluding this credit, the tax charge as a percentage of profit before tax, goodwill amortisation and exceptional items was 27% compared with 31% in 2003 as a whole. The reduction was largely due to a credit arising from the satisfactory resolution of prior year tax issues. The underlying tax rate for the year is expected to be at broadly the same level as the first half, although there may be a change as a result of the sale of the AgustaWestland shareholding and any further resolution of prior year tax issues.

Earnings

Earnings per share before goodwill amortisation and exceptional items at 11.4p were 0.6p (5%) lower than the first half of last year, reflecting lower pre-tax profits, partially mitigated by the lower tax rate. On a statutory basis, earnings per share at 2.3p compared with 9.6p in the first half of 2003, reflecting the exceptional charges in the period.

Dividends

The Board has decided to pay an interim dividend of 3.9p per share which represents an increase of 2.6% over the 2003 interim dividend.

The interim dividend will be paid on 30 September 2004 to shareholders on the register at 20 August 2004. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2004.

Cash Flow and Borrowings

Operating cash flow after capital expenditure was £54 million compared with £32 million in the first half of 2003 and was after cash expenditure relating to both current and prior periods' exceptional charges of £8 million (first half 2003 - £8 million). The working capital outflow of £25 million reflected the normal seasonal pattern and was substantially lower than in the first half of 2003 (£85 million).

Emerging markets continued to grow rapidly with year on year increases of 23% in China, 15% in Brazil and 16% in India bringing their combined car and light vehicle production in the six months to an estimated 3.8 million (first half 2003 – 3.2 million).

Market conditions for OffHighway showed significant improvement in North America where agricultural and construction equipment production rose by some 24%. In Western Europe, however, the picture was more mixed with construction markets up by approximately 5% but agriculture down by 4%.

Against this background, our automotive businesses again showed progress with sales of £1,637 million, £73 million (4.7%) higher than the first six months of last year. The favourable impact of acquisitions, mainly TFS, of £80 million was almost entirely negated by the adverse impact of currency translation (£73 million) leaving the underlying increase at £66 million (4.4%).

Operating profit of £109 million was the same as the first half of 2003. The impact of exchange rates on the translation of non-UK profits was £5 million negative while acquisitions added £3 million. The underlying increase was £2 million or 1.9%. Within this improvement there was a net adverse impact from steel price increases estimated at £9 million and an adverse impact of currency on transactions of approximately £6 million. The first half of 2003, however, had suffered by £3 million as a consequence of industrial action in Germany.

Driveline

Within the Automotive segment, Driveline produced a solid performance. Sales of £1,072 million compared with £981 million in the same period last year, an increase of 9%. £79 million of the increase was due to acquisitions, mainly the increased shareholdings in TFS and SDS, but the translational impact of currency was £42 million negative so that the underlying increase was £54 million (6%). All regions contributed to this growth with Asia Pacific and South America benefiting from the overall market improvement and North America and Europe from favourable model mix.

As a result of continued strong growth in emerging markets and the increased shareholdings in TFS and SDS, Driveline sales in the Rest of the World segment exceeded those in the Americas for the first time.

Taxation

The tax charge for the period, including a charge for deferred tax, was £25 million (first half 2003 - £42 million) and included a £6 million credit for tax relief on exceptional items (first half 2003 – nil). Excluding this credit, the tax charge as a percentage of profit before tax, goodwill amortisation and exceptional items was 27% compared with 31% in 2003 as a whole. The reduction was largely due to a credit arising from the satisfactory resolution of prior year tax issues. The underlying tax rate for the year is expected to be at broadly the same level as the first half, although there may be a change as a result of the sale of the AgustaWestland shareholding and any further resolution of prior year tax issues.

Earnings

Earnings per share before goodwill amortisation and exceptional items at 11.4p were 0.6p (5%) lower than the first half of last year, reflecting lower pre-tax profits, partially mitigated by the lower tax rate. On a statutory basis, earnings per share at 2.3p compared with 9.6p in the first half of 2003, reflecting the exceptional charges in the period.

Dividends

The Board has decided to pay an interim dividend of 3.9p per share which represents an increase of 2.6% over the 2003 interim dividend.

The interim dividend will be paid on 30 September 2004 to shareholders on the register at 20 August 2004. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2004.

Cash Flow and Borrowings

Operating cash flow after capital expenditure was £54 million compared with £32 million in the first half of 2003 and was after cash expenditure relating to both current and prior periods' exceptional charges of £8 million (first half 2003 - £8 million). The working capital outflow of £25 million reflected the normal seasonal pattern and was substantially lower than in the first half of 2003 (£85 million).

Capital expenditure of £90 million (first half 2003 - £81 million) was 1.0 times depreciation (first half 2003 – 0.9 times). Capital expenditure continues to be managed closely and, being largely in direct support of new customer programmes, is subject to fluctuations in timing. The second half is likely to see a slightly higher level of expenditure partly as a result of the expansion of Driveline capacity in high growth, low cost regions.

A net £22 million (first half 2003 – £1 million) was spent on the acquisition and disposal of businesses, mainly the increased shareholdings in TFS and SDS. The gross cost in the period was £41 million which has been reduced by cash of £19 million in the businesses at the acquisition date.

The 2003 final dividend payment of £57 million (first half 2003 - £ 56 million) was paid during May.

At the end of the period, net borrowings totalled £877 million (June 2003 - £933 million). The movement from the year end figure of £793 million was mainly the result of business acquisition and the normal seasonal working capital outflow referred to above.

Post-retirement Costs

Pensions and other post-retirement costs continue to be accounted for under SSAP 24. However a valuation under FRS 17 has also been prepared as at 30 June 2004 and the result is shown at note 7 to the financial statements.

UK Pension Scheme

As previously advised, cash contributions to the UK scheme totalled £26 million in the period (first half 2003 - £27 million). The full year contribution is expected to be £53 million (2003 - £54 million).

The charge to the profit and loss account in the period was £25 million (first half 2003 - £16 million) of which £20 million (first half 2003 - £11 million) related to deficit funding.

The scheme was reviewed in April 2004 and on an ongoing funding basis, the gross deficit was estimated to be around £500 million compared to £586 million in April 2003, even after including current views on revised mortality rates which increased the gross deficit by £59 million.

UK Scheme

A valuation was carried out under FRS 17 at 30 June 2004 and the results and assumptions used are detailed in Note 7. The market value of assets at £1,493 million was broadly similar to that at 31 December 2003. Liabilities reduced by £84 million as a result of the increase in the discount rate from 5.4% to 5.7% These benefits, however, were more than offset by a combination of an increase in the rate of inflation (as prescribed by FRS 17) and changes in the actuarial assumptions of mortality rates.

The gross deficit in the UK at the end of June was £583 million (December 2003 - £549 million). After taking deferred tax into account, the FRS 17 net deficit was £445 million (December 2003 - £418 million).

FRS 17 - Group

Details of the major Group post-retirement obligations are shown in Note 7. There was a net, after tax, deficit of £727 million (December 2003 - £701 million). If FRS 17 were to be adopted, shareholders' equity would be £589 million lower (December 2003 - £563 million) after taking account of sums already provided in the consolidated balance sheet.

Operating Review

Automotive – Operating profit £109 million (2003 - £109 million)

By comparison with the first half of 2003, global car and light vehicle production rose by approximately 3%.

Automotive markets in North America and Western Europe in the first half were, much as anticipated earlier this year, level with the same period last year with car and light vehicle production of 8.3 million and 8.6 million respectively in the first half of both years. Within the overall North American figure, transplants continued to win market share at the expense of GM, Ford and DaimlerChrysler who collectively accounted for approximately 70% of car and light vehicle production, some 2 percentage points lower than the first half of 2003.

Emerging markets continued to grow rapidly with year on year increases of 23% in China, 15% in Brazil and 16% in India bringing their combined car and light vehicle production in the six months to an estimated 3.8 million (first half 2003 – 3.2 million).

Market conditions for OffHighway showed significant improvement in North America where agricultural and construction equipment production rose by some 24%. In Western Europe, however, the picture was more mixed with construction markets up by approximately 5% but agriculture down by 4%.

Against this background, our automotive businesses again showed progress with sales of £1,637 million, £73 million (4.7%) higher than the first six months of last year. The favourable impact of acquisitions, mainly TFS, of £80 million was almost entirely negated by the adverse impact of currency translation (£73 million) leaving the underlying increase at £66 million (4.4%).

Operating profit of £109 million was the same as the first half of 2003. The impact of exchange rates on the translation of non-UK profits was £5 million negative while acquisitions added £3 million. The underlying increase was £2 million or 1.9%. Within this improvement there was a net adverse impact from steel price increases estimated at £9 million and an adverse impact of currency on transactions of approximately £6 million. The first half of 2003, however, had suffered by £3 million as a consequence of industrial action in Germany.

Driveline

Within the Automotive segment, Driveline produced a solid performance. Sales of £1,072 million compared with £981 million in the same period last year, an increase of 9%. £79 million of the increase was due to acquisitions, mainly the increased shareholdings in TFS and SDS, but the translational impact of currency was £42 million negative so that the underlying increase was £54 million (6%). All regions contributed to this growth with Asia Pacific and South America benefiting from the overall market improvement and North America and Europe from favourable model mix.

As a result of continued strong growth in emerging markets and the increased shareholdings in TFS and SDS, Driveline sales in the Rest of the World segment exceeded those in the Americas for the first time.

Customer pricing pressure remained strong and the divisional profit was also adversely affected by

transactional currency effects and the higher steel prices referred to above. Notwithstanding these influences, underlying profit (excluding the impact of translational currency, acquisitions and divestments) remained unchanged, largely as a consequence of the volume increases, productivity improvements and product mix.

On a regional basis, operating profit in the Americas benefited from cost reduction measures initiated during 2003 and the higher volumes noted above. Asia Pacific improved in line with sales while European profits were slightly lower, mainly as a result of transactional currency effects.

Margin in the period was affected by the increase in the proportion of sales contributed by TFS, where the return on sales is currently low. With the move to full control following the increase in shareholding, this is expected to improve over the medium term.

During the period we have continued to win new constant velocity joint business and were successful in 50 out of 69 programme bids. There have also been encouraging results and customer evaluations for electronic torque management devices (TMD) for four wheel drive vehicles in Europe together with European orders for electronic and mechanical TMD.

Powder Metallurgy

Powder Metallurgy sales of £311 million in the first six months compared with £318 million in the first half of 2003. The impact of currency on translation was £25 million negative while the 2003 acquisition of a Romanian powder producer contributed £1 million so that there was an underlying increase of £17 million (6%). Higher sales on this basis at Hoeganaes included an element of scrap steel cost recovery. In Sinter Metals, underlying sales in all regions were slightly ahead with both the US and European Sinter businesses up by approximately 2%.

However, in spite of continuing operational improvements, operating profit was lower than the same period last year, the reduction being more than accounted for by the increased cost of scrap steel, their principal raw material. The restructuring measures announced in March were initiated in the period and are expected to have some beneficial impact from later this year.

Orders won in the period totalled $98 million and will contribute to sales from 2006 onwards.

Other Automotive

OffHighway and AutoComponents sales of £231 million compared with £233 million in the first

half of 2003. Currency translation was £5 million negative so that there was an underlying improvement of £3 million (1%).

Within this figure, OffHighway sales benefited from an improvement in market conditions in North America which was partially offset by a reduction at AutoComponents as volumes in the Thompson Chassis business began to reduce as anticipated.

The OffHighway volume increases, coupled with productivity and cost reduction initiatives in both operations, led to higher profits despite the impact of high steel prices.

In June we announced the sale of our Tube Connecting Systems business, a division of OffHighway Systems, to Eaton Corporation for £26 million in cash. The transaction, which is subject to regulatory approvals, is expected to complete in the third quarter of 2004.

Emitec, as expected, showed a sharp reduction in sales to £23 million from £32 million a year earlier. This largely related to the US where a number of contracts ended in the second half of 2003. Profit was commensurately lower.

<u>Aerospace</u> - Operating profit £52 million (2003 - £62 million)

By comparison with the first half of 2003, the civil aerospace market remained flat. However, both Airbus and Boeing have recently announced increases in production and civil demand now looks likely to show some recovery in 2005.

The military market remains strong and growth is forecast to continue to at least 2009, though this is heavily dependent upon US Department of Defense spending.

Aerospace Services

Sales by subsidiaries were £274 million compared with £270 million in 2003. Eliminating the impact of currency and acquisitions, sales improved by £5 million (2%). This was largely due to increased demand in the European business partially offset by US programme delays, notably the F-22, which are expected to recover and have a beneficial impact in the second half of the year. Sales during the period remained approximately 70% to military markets and 30% to civil.

EXEMPTION No.82-5204

Operating profit was £10 million against £12 million in 2003. This performance reflected on the one hand the positive contribution of acquisitions and on the other the temporary effect of programme delays referred to above together with some tooling and other asset write-downs in continuing businesses. Second half profits are expected to show improvement.

A number of significant contracts were won during the period including the A400M composite wing spar, a long term agreement extension with Sikorsky on the Black Hawk, the Boeing F-15 fully integrated canopy system and a repair and overhaul contract for the F-100 engine from the US Air Force.

AgustaWestland

AgustaWestland sales of £387 million were £59 million (13%) lower than the first half of 2003 largely as a result of the completion of the Apache order for the UK MoD during the period although there were some offsetting contributions from new programmes and product support. Income from engineering and product support and training accounted for approximately 52% of the total sales in the period.

Operating profit fell by £7 million (15%) to £41 million as a consequence of the sales reduction and initially lower margins on the new programmes.

At the end of the period the order book stood at £3.9 billion. In line with previous guidance, the year as a whole is expected to show slight reductions from 2003 in both sales and profits.

Following the announcement of our intention to sell our shareholding in AgustaWestland to Finmeccanica SpA, definitive agreements were signed on 27 July. The transaction is subject to regulatory and shareholder approvals and completion is expected towards the end of the year.

Outlook

The outlook for the year remains very much in line with the statements made in the 2003 Annual Report and at the AGM in May. Automotive customers' schedules in North America and Western Europe are indicating that production levels in the third quarter will be broadly similar to last year. For the fourth quarter, although external forecasts for North America continue to indicate some volume recovery, expectations are trending lower and we remain cautious. Little change from 2003 is anticipated in Western Europe. Emerging markets, where we continue to expand our presence,

look set to continue their growth, leaving global automotive production in the second half some 3% ahead of the same period last year.

In Aerospace we see continuing strong demand on military programmes, largely in the US. In civil markets, sharply increased passenger numbers and recent statements from aircraft manufacturers give support to the view that recovery will commence during next year.

Against that background we expect our Automotive businesses broadly to maintain their first half performance, allowing for the inherent seasonality in automotive production between the first and second half. The costs of higher raw material prices, currency and additional pension deficit charges look set to continue for a while, but will not interfere with the drive for operational excellence and the continuing achievement of top-line growth.

Aerospace Services should see a stronger second half as programmes come back on schedule and new business wins in the US speciality components business are converted into sales.

The strategic restructuring programmes outlined in March for Driveline and the rest of the Group have commenced. Little benefit was assumed in the current year but our expectation for their overall benefit remains unchanged.

Overall, we expect little short-term change in our markets and, setting aside the impact of AgustaWestland leaving the group and any exceptional items, the full year should be much in line with current market expectations.

Looking further ahead, the sale of our stake in AgustaWestland is a transforming move for GKN and provides a strong platform for the strategic development of the Group.

APPENDICES

GKN Consolidated Financial Statements

GKN plc

Consolidated Profit and Loss Account

For the half year ended 30 June 2004

	Notes	Continuing operations First half 2004 £m	First half 2003 £m	Full year 2003 £m
Sales				
Subsidiaries		**1,779**	1,695	3,334
Share of joint ventures		**486**	547	1,064
Share of associates		**47**	90	187
		2,312	2,332	4,585
Operating profit				
Subsidiaries:				
Before goodwill amortisation and impairment and exceptional items		**86**	95	168
Goodwill amortisation		**(11)**	(15)	(31)
Goodwill impairment		**-**	-	(91)
Exceptional items	3	**(59)**	-	-
Total subsidiaries		**16**	80	46
Share of joint ventures:				
Before goodwill amortisation		**54**	62	129
Goodwill amortisation		**(3)**	(3)	(6)
Total share of joint ventures		**51**	59	123
Share of associates		**1**	3	5
Total operating profit		**68**	142	174
Exceptional items				
Profits less losses on sale or closure of businesses:	3			
Subsidiaries		**-**	-	(4)
Associated company		**-**	-	59
Profit before interest and taxation		**68**	142	229
Net interest payable:				
Subsidiaries		**(24)**	(28)	(56)
Share of joint ventures and associates		**(1)**	(1)	-
Profit on ordinary activities before taxation		**43**	113	173
Taxation	4	**(25)**	(42)	(70)
Profit on ordinary activities after taxation		**18**	71	103
Minority interests - equity		**(1)**	(1)	(2)
Earnings of the period		**17**	70	101
Dividends	5	**(29)**	(28)	(85)
Transfer (from)/to reserves		**(12)**	42	16
Earnings per share - p	5	**2.3**	9.6	13.8
Diluted earnings per share - p		**2.3**	9.5	13.7

Results before goodwill amortisation and impairment and exceptional items				
Operating profit - £m		**141**	160	302
Profit before tax - £m		**116**	131	246
Earnings per share – p	5	**11.4**	12.0	22.8

EXEMPTION NO.
82 - 5204

GKN plc
Consolidated Balance Sheet
At 30 June 2004

	30 June 2004 £m	28 June 2003 £m	31 December 2003 £m
Fixed assets			
Intangible assets - goodwill	317	445	340
Tangible assets	1,334	1,369	1,329
	1,651	1,814	1,669
Investments			
Joint ventures:			
Share of gross assets	1,220	1,255	1,201
Share of gross liabilities	(941)	(979)	(944)
	279	276	257
Associates	-	39	29
Other investments	6	18	6
	285	333	292
Total fixed assets	1,936	2,147	1,961
Current assets			
Stocks	499	504	487
Debtors	791	663	630
Cash at bank and in hand	177	188	131
	1,467	1,355	1,248
Creditors: amounts falling due within one year			
Short-term borrowings	(46)	(103)	(36)
Creditors	(874)	(787)	(760)
Taxation payable	(158)	(163)	(166)
Dividend payable	(29)	(28)	(57)
	(1,107)	(1,081)	(1,019)
Net current assets	360	274	229
Total assets less current liabilities	2,296	2,421	2,190
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	(1,007)	(1,018)	(887)
Provisions for liabilities and charges	(383)	(389)	(361)
Net assets	906	1,014	942
Capital and reserves			
Called up share capital	367	366	367
Reserves	516	637	559
Equity interest	883	1,003	926
Minority interests - equity	23	11	16
	906	1,014	942

Statement of Total Recognised Gains and Losses

For the half year ended 30 June 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Earnings of the period			
Subsidiaries	**(18)**	28	5
Share of joint ventures	**34**	40	92
Share of associates	**1**	2	4
	17	70	101
Currency variations	**(32)**	11	(41)
Other reserve movements	**-**	-	(1)
Total recognised gains and losses of the period	**(15)**	81	59

Reconciliation of Movements in Shareholders' Equity

For the half year ended 30 June 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Total recognised gains and losses of the period	**(15)**	81	59
Dividends	**(29)**	(28)	(85)
Issue of Ordinary Shares net of costs	**1**	-	2
Total (decrease)/increase	**(43)**	53	(24)
Shareholders' equity at beginning of period	**926**	950	950
Shareholders' equity at end of period	**883**	1,003	926

Movement in Net Debt

For the half year ended 30 June 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Cash (outflow)/inflow before use of liquid resources and financing	**(74)**	(99)	34
Currency variations	**2**	-	13
Net proceeds of Ordinary Share issues	**1**	-	2
New finance leases	**-**	-	(1)
Subsidiaries acquired and sold	**(13)**	-	(7)
Total (increase)/decrease	**(84)**	(99)	41
Net borrowings at beginning of period	**(793)**	(834)	(834)
Net borrowings at end of period	**(877)**	(933)	(793)

Consolidated Cash Inflow from Operating Activities

For the half year ended 30 June 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Operating profit	**16**	80	46
Depreciation and goodwill amortisation	**99**	107	213
Impairment of fixed assets	**-**	-	93
Exceptional impairment of assets (note 3)	**45**	-	-
Increase in working capital	**(25)**	(85)	(63)
Increase/(decrease) in provisions	**7**	2	(3)
Increase in customer advances	**-**	8	9
Other	**2**	1	(5)
Exceptional items relating to discontinued operations	**-**	-	(3)
Net cash inflow from operating activities	**144**	113	287

Consolidated Cash Flow Statement

For the half year ended 30 June 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Net cash inflow from operating activities (see above)	**144**	113	287
Dividends from joint ventures and associates	**10**	3	68
Returns on investments and servicing of finance			
Net interest paid	**(37)**	(39)	(53)
Dividends paid to minority interests	**(1)**	(1)	(1)
	(38)	(40)	(54)
Taxation	**(20)**	(37)	(63)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(90)**	(81)	(162)
Other	**(1)**	-	13
	(91)	(81)	(149)
Acquisitions and disposals			
Purchase of subsidiaries and joint ventures	**(22)**	(2)	(46)
Sale of subsidiaries and associated company	**-**	1	75
	(22)	(1)	29
Equity dividends paid	**(57)**	(56)	(84)
Cash (outflow)/inflow before use of liquid resources and financing	**(74)**	(99)	34

GKN plc
Segmental Analysis

	Sales			Operating profit		
	First half 2004 £m	First half 2003 £m	Full year 2003 £m	**First half 2004 £m**	First half 2003 £m	Full year 2003 £m
By business						
Automotive:						
Subsidiaries	**1,505**	1,425	2,775	**96**	94	168
Joint ventures	**85**	89	162	**12**	14	26
Associates	**47**	50	99	**1**	1	1
	1,637	1,564	3,036	**109**	109	195
Aerospace:						
Subsidiaries	**274**	270	559	**10**	12	23
Joint ventures	**401**	458	902	**42**	48	103
Associates	**-**	40	88	**-**	2	4
	675	768	1,549	**52**	62	130
UK pension deficit	**-**	-	-	**(20)**	(11)	(23)
Sub-total	**2,312**	2,332	4,585	**141**	160	302
Goodwill amortisation and impairment	**-**	-	-	**(14)**	(18)	(128)
Exceptional items	**-**	-	-	**(59)**	-	-
Group total	**2,312**	2,332	4,585	**68**	142	174
By region of origin						
Europe:						
Subsidiaries	**937**	925	1,801	**73**	70	133
Joint ventures	**421**	482	947	**42**	50	108
Associates	**-**	40	88	**-**	2	4
	1,358	1,447	2,836	**115**	122	245
Americas:						
Subsidiaries	**624**	634	1,244	**22**	27	42
Joint ventures	**20**	27	46	**4**	5	8
	644	661	1,290	**26**	32	50
Rest of the World:						
Subsidiaries	**218**	136	289	**11**	9	16
Joint ventures	**45**	38	71	**8**	7	13
Associates	**47**	50	99	**1**	1	1
	310	224	459	**20**	17	30
UK pension deficit	**-**	-	-	**(20)**	(11)	(23)
	2,312	2,332	4,585	**141**	160	302

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of central costs other than the UK pension deficit noted above.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit/(loss) after charging goodwill amortisation and impairment and exceptional items is analysed by business as follows: Automotive £52 million (first half 2003 - £98 million, full year 2003 - £89 million), Aerospace £36 million (first half 2003 - £55 million, full year 2003 - £108 million) and UK pension deficit £(20) million (first half 2003 - £(11) million, full year 2003 - £(23) million) and by region of origin as follows: Europe £61 million (first half 2003 - £106 million, full year 2003 - £212 million), Americas £(12) million (first half 2003 - £20 million, full year 2003 - £(66) million) and Rest of the World £19 million (first half 2003 - £16 million, full year 2003 - £28 million).

1. **Basis of preparation**
The results for the half year ended 30 June 2004 have been prepared on an accounting basis consistent with that applied in the accounts for the year ended 31 December 2003. Financial information for the year ended 31 December 2003 has been extracted from the audited consolidated accounts for that year. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the half years ended 30 June 2004 and 28 June 2003 are unaudited.

2. **Foreign currencies**
The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1 = €	£1 = US$
2004 half year average	**1.48**	**1.82**
2003 half year average	1.46	1.61
2003 full year average	1.45	1.64
2004 half year-end	**1.49**	**1.81**
2003 half year-end	1.44	1.65
2003 year-end	1.42	1.79

3. Exceptional items

	First half 2004			First half 2003	Full year 2003
	Asset impairment	**Redundancy & other**	**Total**		
	£m	**£m**	**£m**	£m	£m
a) Operating exceptional items					
Driveline	17	2	19	-	-
Powder Metallurgy	26	3	29	-	-
Other	2	9	11	-	-
	45	14	59	-	-

The above costs relate to the strategic restructuring announced in March this year. This involves the migration of Driveline production capacity from high cost to low cost/high growth economies, actions in support of the recovery in Powder Metallurgy and realignment and reduction of overhead costs in other areas of the business. The charges result from management decisions taken during the period and the commencement of discussions with customers and other interested parties. Further restructuring costs will be incurred as detailed plans are refined and approved and announcements made to those parties.

Total cash outflow in respect of 2004 and earlier periods' exceptional costs in the first half of 2004 was £8 million (first half 2003 - £8 million). Further cash outflows are anticipated in respect of the above actions in the second half of 2004.

	First half 2004	First half 2003	Full year 2003
	£m	£m	£m
b) Non-operating exceptional items - Profits less losses on sale or closure of businesses			
i) Subsidiaries	-	-	(4)
ii) Sale of shares in associated company - Alvis plc	-	-	59

There was no goodwill previously written off to reserves on the businesses sold or closed during 2003.

4. Taxation

	First half 2004	First half 2003	Full year 2003
	£m	£m	£m
Tax charge for the period			
Subsidiaries	9	23	39
Share of joint ventures	16	18	30
Share of associates	-	1	1
	25	42	70
Overseas tax on subsidiaries included above	20	25	40
The tax charge includes the following credit in respect of exceptional items:			
Operating exceptional items	6	-	-
Non-operating exceptional items	-	-	2
	6	-	**2**

EXEMPTION NO.
82 - 5204

5. Dividends and earnings per share

The interim dividend of 3.9p per share compares with 3.8p in 2003.

Earnings per share for the first half of 2004 have been calculated on the weighted average number of 734.5 million shares in issue and ranking for dividend (first half 2003 - 732.6 million shares, full year 2003 - 733.0 million shares).

Earnings per share before goodwill amortisation and impairment and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the period adjusted as follows:

	Earnings			Earnings per share		
	First half 2004	First half 2003	Full year 2003	**First half 2004**	First half 2003	Full year 2003
	£m	£m	£m	**p**	p	p
Earnings of the period	**17**	70	101	**2.3**	9.6	13.8
Included in operating profit:						
Goodwill amortisation	**14**	18	37	**1.9**	2.4	5.0
Goodwill impairment	**-**	-	91	**-**	-	12.4
Exceptional items	**59**	-	-	**8.0**	-	-
Non-operating exceptional items	**-**	-	(55)	**-**	-	(7.5)
Deferred tax attributable to goodwill impairment	**-**	-	(9)	**-**	-	(1.2)
Taxation attributable to exceptional items	**(6)**	-	2	**(0.8)**	-	0.3
Earnings before goodwill amortisation and impairment and exceptional items	**84**	88	167	**11.4**	12.0	22.8

6. AgustaWestland

The Group's share of AgustaWestland's results and net assets was as follows:

	First half 2004	First half 2003	Full year 2003
	£m	£m	£m
Sales	**387**	446	876
Operating profit before goodwill amortisation	**41**	48	102
Goodwill amortisation	**(3)**	(3)	(6)
Operating profit	**38**	45	96
Net interest	**-**	(1)	-
Profit before tax	**38**	44	96
Taxation	**(12)**	(14)	(24)
Profit after tax	**26**	30	72
Fixed assets	**176**	186	183
Current assets	**880**	913	860
	1,056	1,099	1,043
Liabilities due within one year	**(494)**	(588)	(489)
Liabilities due beyond one year	**(375)**	(329)	(385)
	187	182	169

On 26 May 2004 the Group announced that it had reached agreement in principle for the sale of its 50% shareholding in AgustaWestland to Finmeccanica SpA of Italy. Final contracts were signed on 27 July 2004. The transaction, which is subject to shareholder and regulatory approval, is expected to complete before the end of the year. The Group will incorporate its share of AgustaWestland results in its consolidated accounts up to the point of completion.

7. Post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

United Kingdom

In the UK, pension arrangements are made through an externally funded defined benefit scheme. An independent actuarial valuation of the scheme was carried out as at April 2003 using the projected unit method. The market value related basis assumed a yield pre-retirement of 7.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 3.4% (2.65% in respect of future service) with a yield post-retirement of 5% per annum (4.75% in respect of future service), which exceeded pension increases by 2.4% (2.15% in respect of future service). The aggregate market value of the assets at the valuation date was £1,297 million and the aggregate funding level on an ongoing basis was 69%.

Company contributions in the period to the UK scheme totalled £26 million (first half 2003 - £27 million, full year 2003 - £54 million) compared with the regular cost in accordance with the application of SSAP 24 of £5 million (first half 2003 - £5 million, full year 2003 - £10 million). The total charge to operating profit was £25 million (first half 2003 - £16 million, full year 2003 - £33 million). A cumulative advance payment of £94 million is included in long-term debtors (28 June 2003 - £82 million, 31 December 2003 - £93 million).

For the full year, contributions to the scheme are expected to be £53 million and the total charge to operating profit £49 million.

Overseas companies

In certain overseas companies funds are retained within the business to provide for retirement obligations. The six months' charge to provide for these obligations, which was determined in accordance with actuarial advice or local statutory requirements, amounted to £20 million (first half 2003 - £16 million, full year 2003 - £35 million).

7. Post-retirement benefits (continued)

Certain key information on an FRS 17 basis is set out below:

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 30 June 2004. The major assumptions used were:

	30 June 2004			31 December 2003		
	UK	**USA**	**Europe**	UK	USA	Europe
	%	**%**	**%**	%	%	%
Rate of increase in salaries	4.5	3.5	3.0	4.3	3.5	3.0
Rate of increase in pensions in payment	3.1	2.5	1.5	2.8	2.5	1.5
Discount rate	5.7	6.0	5.5	5.4	6.0	5.5
Inflation assumption	3.0	2.4	1.5	2.8	2.4	1.5
Rate of increases in medical costs: initial/long-term	9.5/4.3	10.0/5.0	n/a	9.5/4.3	8.5/5.0	n/a

The fair value of the assets in the UK and USA schemes at 30 June 2004 and 31 December 2003 together with the expected rates of return at 31 December 2003 were as set out below. Within the European schemes, assets comprising annuities were not material at £18 million.

	UK			USA		
		31 December 2003			31 December 2003	
	30 June 2004 Value	Long-term rate of return	Value	**30 June 2004 Value**	Long-term rate of return	Value
	£m	%	£m	**£m**	%	£m
Equities	941	7.5	941	82	8.5	84
Bonds	410	4.8	417	33	5.0	33
Property	76	7.0	70	-	-	-
Cash	9	4.0	18	3	3.5	1
Other assets	57	5.4	42	1	-	-
	1,493		1,488	119		118

The overall position in respect of the major funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions was:

	30 June 2004				31 December 2003
	UK	**USA**	**Europe**	**Total**	
	£m	**£m**	**£m**	**£m**	£m
Total market value of assets	1,493	119	18	1,630	1,626
Present value of post-retirement liabilities	(2,076)	(259)	(235)	(2,570)	(2,530)
Gross deficit	(583)	(140)	(217)	(940)	(904)
Related deferred tax credit	138	55	20	213	203
Net post-retirement liability	(445)	(85)	(197)	(727)	(701)
Post-retirement liability already included in balance sheet	13	50	169	232	231
SSAP 24 prepayment	(94)	-	-	(94)	(93)
Additional liability	(526)	(35)	(28)	(589)	(563)